UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C-AR
UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Vestaboard, Inc.

Legal status of issuer
   Form
   Corporation

   Jurisdiction of Incorporation/Organization
   Delaware

   Date of organization
   August 5, 2015

Physical address of issuer
1777 Yosemite Avenue, Suite 220, San Francisco, CA 94124

Website of issuer
http://www.vestaboard.com

Current number of employees
16

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$2,798,658	$2,718,293
Cash & Cash Equivalents	$281,706	$308,501
Accounts Receivable	$171,381	$18,772
Total Liabilities	$5,772,630	$5,267,502
Short Term Debt	$158,043	$99,199.74
Long Term Debt	$2,044,721**	$50,800*
Revenue/Sales	$7,909,885	$872,500
Cost of Goods Sold	$6,142,593	$1,060,370
Taxes Paid	--	--
Net Income	-$1,747,139	-$2,491,262

* PPP Loan for which we received forgiveness in 2021
** Convertible Notes + Interest accrued on convertible notes

April 30, 2022

FORM C-AR

Vestaboard, Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C AR) is being furnished by Vestaboard, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://http://www.vestaboard.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Vestaboard, Inc. (the "Company" or "Vestaboard") is a Delaware Corporation, formed on August 5, 2015.

The Company is located at 1777 Yosemite Avenue, Suite 220, San Francisco, CA 94124.

The Company's website is http://www.vestaboard.com

The information available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy are exposed to. These include risks relating to COVID-19, economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. While our company generates revenue, future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. These additional funds may be acquired through credit. If we can not obtain credit when we need it, we could be forced to raise additional equity capital, or we may be required to delay, reduce the scope of or eliminate our growth plans or take some other action, which may materially harm our business, financial condition and results of operations. To the extent that we raise additional

equity capital, it may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide the capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of capital or credit could result in the Company performing below expectations, which could adversely impact the clause of your investment.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product, that people think it's a better option than a competing product, or that Vestaboard will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at the stage is difficult to assess
Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. There will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. Liquidity, sale or purchase of the shares may never happen or it may happen at a price that results in you losing money on this investment.

We rely on other companies to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by a reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
Given the internet-based nature of the software accompanying Vestaboard, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Vestaboard or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our backup technology.

Any disruptions of services or cyber-attacks either on our technology provider or on Vestaboard could harm our reputation and materially negatively impact our financial condition and business.

No Comparable Product

Vestaboard is a new product for which there are few comparable to assess its potential as a business. The Company may not reach its sales targets at all or distribute its product at a scale necessary to reach or support profitability or growth. On the consumer side, there is no known market that easily maps to Vestaboard's value proposition. On the Enterprise side, Vestaboard will be competing in a large signage market but against very large and established companies like Samsung, NEC and LG. Now or existing competition could enter the market that produces a similar product at higher quality or better price, or both. Customers who pre-order the product may find the product does not meet its anticipated use. We cannot accurately forecast how customer satisfaction might affect our ability to sell the product in the future.

We may implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Dorrian Porter, our CEO of the Company and Ian Guyer, a key member of our operations team. The Company has employment agreements with Dorrian Porter and Ian Guyer although there can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of Dorrian Porter and Ian Guyer as a team member, or the loss of any senior member of the management team, could harm the Company's business, financial condition, cash flow and results of operations.

Terms of subsequent financings may adversely impact the value of your investment

In order to achieve the Company's near and long-term goals, the Company will likely need to engage in equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Preferred or Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Preferred or Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Minority Holder; Securities with No Voting Rights
The shares that an investor purchased via our Regulation CF offering have no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.
The following factors, among others, could affect continued market acceptance and profitability of our products:

• the introduction of competitive products;
• the level and effectiveness of our sales and marketing efforts;
• any unfavorable publicity regarding our brand;
• litigation or threats of litigation with respect to our products;
• the price of our products relative to other competing products;
• price increases resulting from rising commodity costs;
• any changes in government policies and practices related to our products, labeling and markets;
• regulatory developments affecting the manufacturing, labeling, marketing or use of our products;

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.

Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

The Business

The Company is the maker of Vestaboard, a modern smart messaging display that can be controlled from anywhere. Unlike other forms of electronic communication, Vestaboard offers focused, high-visibility messaging that brings people together and creates more inspiring environments. The company began mass production in December of 2020 and delivered approximately 4,000 units as of December 31, 2021.

A broad range of inspirational and informational use cases exist for Vestaboard, including at home and work. The mobile and cloud-based software used to manage Vestaboard creates an ongoing connection between Vestaboard and its customers and also creates the opportunity for recurring revenue.

Business Plan

The Company sells its product to customers and has introduced an optional subscription software offering for its customers in 2022. The Company recognized $7.9 million in revenue in 2021 at a gross margin of 22%. The Company estimates the gross margin for the product to improve in 2022. Please refer to our risk factors section of our Form C-AR and forward-looking information legend.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Vestaboard-Flagship	Modern internet-connected split-flap display that can be controlled from anywhere. Revolutionizes and personalizes electronic communication.	High-end homes, workplaces, including offices, hospitality, and retail.
Vestaboard+	Software that offers a library of automated channels, including access to popular apps and sources of data.	Owners of Vestaboard's flagship product.

Competition

The global smart display and smart signage market is expected to grow from USD 557 million in 2020 to USD 2,708 billion by 25, at a CAGR of 37.2% (MarketsandMarkets, 2021. Smart Display Market With Covid-19 Impact Analysis - Global Forecast to 2025). Vestaboard's unique split-flap display for its flagship product distinguishes Vestaboard from digital display technologies such as LCD, LED and OLED, which dominate the market. Both the smart display and smart signage markets are competitive. Vestaboard will compete with large and established companies including Amazon, Samsung and Google for smart displays inside the home, and with large and established companies including LG, HP and NEC for smart signage in a wide range of workplaces, including hospitality, workplaces and retail. In addition, there are many new entrants to both markets.

Trademarks, Copyrights, and Other Intellectual Property

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unforeseeable or ineffective
Intellectual property is a complex field of law and which few things are certain. It's possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sub-license, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing are trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, you might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our

trademark or copyright because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Litigation
We are not aware of any litigation filed or threatened against the Company.

Other
The Company's principal address is 1777 Yosemite Avenue, Suite 220, San Francisco, CA 94124

The Company has the following additional addresses:
438 Houston St #261, Nashville, TN 37203
301 NW 13th St., Ste. 104, Oklahoma City, OK 73103
1025 Stoddard St., Missoula, MT 59802

The Company conducts business in San Francisco, Nashville, Oklahoma City, Missoula and remotely with employees in different states.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past five (5) years and their educational background and qualifications.

Name
Dorrian Porter

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, August 2015 to Present

Principal occupation and employment responsibilities during at least the last five (5) years with start and ending dates
Overall stewardship of the business. In 2022, Mr. Porter is receiving an annual compensation of $200,000 for his role as CEO. The Company has advanced funds to Mr. Porter as a loan for which there has been some forgiveness. Please refer to the Related Party Section of this Offering Memo for further details. Mr. Porter now commits a full-time schedule to Vestaboard.

Education
Bachelor of Social Sciences, Public Policy & Administration: University of Ottawa; Doctor of Law (JD): University of Toronto; Master of Business Administration: University of Toronto

Officers
Mr. Porter is the only current officer of the Company and serves as its President.

_____

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company has 16 employees and also engages with contractors.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company has issued the following outstanding Securities:

Type of security sold: SAFE
Final amount sold: $483,731.05
Use of proceeds: Research and development, sales and marketing and administration
Date: December 23, 2019
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $25.00
Number of Securities Sold: 25,000
Use of proceeds: Working Capital
Date: May 01, 2018
Offering exemption relied upon: 25102(f)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $100.00
Number of Securities Sold: 100,000
Use of proceeds: Working Capital
Date: July 01, 2018
Offering exemption relied upon: 25102(f)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $50.00
Number of Securities Sold: 50,000
Use of proceeds: Working Capital
Date: July 01, 2018
Offering exemption relied upon: 25102(f)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $25.00
Number of Securities Sold: 25,000
Use of proceeds: Working Capital
Date: July 08, 2018
Offering exemption relied upon: 25102(f)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $100.00
Number of Securities Sold: 100,000
Use of proceeds: Working Capital
Date: July 18, 2018
Offering exemption relied upon: 25102(f)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $25.00
Number of Securities Sold: 25,000
Use of proceeds: Working Capital
Date: March 07, 2019
Offering exemption relied upon: 25102(f)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $25.00
Number of Securities Sold: 25,000
Use of proceeds: Working Capital
Date: March 19, 2019
Offering exemption relied upon: 25102(f)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $25.00
Number of Securities Sold: 25,000
Use of proceeds: Working Capital
Date: April 19, 2019
Offering exemption relied upon: 25102(f)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $25.00
Number of Securities Sold: 25,000
Use of proceeds: Working Capital
Date: April 22, 2019
Offering exemption relied upon: 25102(f)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $25.00
Number of Securities Sold: 25,000
Use of proceeds: Working capital
Date: September 10, 2019
Offering exemption relied upon: 25102(f)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $25.00
Number of Securities Sold: 25,000
Use of proceeds: Working Capital
Date: September 10, 2019
Offering exemption relied upon: 25102(f)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $25.00
Number of Securities Sold: 25,000
Use of proceeds: Working Capital
Date: July 18, 2019
Offering exemption relied upon: 25102(f)

Type of security sold: SAFE
Final amount sold: $566,268.95
Use of proceeds: Research & development
Date: September 15, 2016
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $25.00
Number of Securities Sold: 25,000
Use of proceeds: Working capital
Date: September 10, 2019
Offering exemption relied upon: 25102(f)

Name: Common Stock
Type of security sold: Equity

Final amount sold: $25.00
Number of Securities Sold: 25,000
Use of proceeds: Working capital
Date: September 10, 2019
Offering exemption relied upon: 25102(f)

Name: Series 1-A Preferred Stock
Type of security sold: Equity
Final amount sold: $566,268.95
Number of Securities Sold: 786,480
Use of proceeds: Research and development, sales and marketing and administration
Date: August 26, 2020
Offering exemption relied upon: 506(c)

Name: Series 1-B Preferred Stock
Type of security sold: Equity
Final amount sold: $483,731.05
Number of Securities Sold: 413,439
Use of proceeds: Research and development, working capital, sales and marketing and administration
Date: August 26, 2020
Offering exemption relied upon: 506(c)

Name: Series 1-C Preferred Stock
Type of security sold: Equity
Final amount sold: $2,515,000
Number of Securities Sold: 1,479,399
Use of proceeds: Research and development, working capital, sales and marketing and administration
Date: August 26, 2020
Offering exemption relied upon: 506(c)

Name: Series 1-C Preferred Stock
Type of security sold: Equity
Final amount sold: $370,000
Number of Securities Sold: 217,643
Use of proceeds: Research and development, sales and marketing and administration
Date: October 14, 2020
Offering exemption relied upon: 506(c)

Name: Series 1-C Preferred Stock
Type of security sold: Equity
Final amount sold: $1,115,043.50
Number of Securities Sold: 655,899
Use of proceeds: Research and development, sales and marketing and administration
Date: June 18, 2021
Offering exemption relied upon: 506(c)

Name: Series 2-C Preferred Stock
Type of security sold: Equity

Final amount sold: $330,206.30
Number of Securities Sold: 194,239
Use of proceeds: Working Capital
Date: Mar 17, 2021
Offering exemption relied upon: Regulation CF

The Company has currently reserved up 975,971 shares of common stock for the issuance of options to employees, contractors and other advisors to the business with 140,310 available as of March 21, 2022.

Convertible Notes

Between July 2021 and March 2022, the Company raised $4,000,000 through the issuance of convertible promissory notes (collectively the "notes") which were used to fund working capital, inventory financing and growth. The Notes accrue interest at a rate of 6% per annum. Principal and interest under the terms of the Notes convert into equity securities in an equity financing with total proceeds to the Company of not less than $2,000,000 (excluding the conversion of the Notes) (a "Qualified Financing"), with a 10% discount to the valuation at that time if the Qualified Financing occurs prior to June 30, 2022 and a 20% discount if the Qualified Financing occurs between July 1, 2022 and June 30, 2023. The Notes are pre-payable by the Company, and otherwise become due and payable on June 30, 2023 in the event a Qualified Financing does not occur.

Ownership
Dorrian Porter, 48.79% ownership, Common Stock

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Dorrian Porter	48.79%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$0.00	$0.00	$0.00

Operations

By selling out its first production run of 3,000 Founding Edition units before December 31, 2020, the Company received $5.9 million in reservations. Through December 2021, the Company shipped approximately 3,000 Founding Edition units, generating over $7.5 million in revenue in 2021.

Liquidity and Capital Resources

What capital resources are currently available to the company? (cash on hand, existing lines of credit, shareholder loans, Etc...)

The Company's cash on hand as of March 31, 2022 was $130,192 .

Some individuals and businesses who have made reservations for Vestaboard have an outstanding amount which remains collectible by Vestaboard prior to shipment of the product.

The Company has the following available resources:

The Company receives advances from time to time from Clearbanc, Shopify and PayPal in amounts based on its prior sales. As of March 31, 2022 the Company had $27,993 outstanding from Clearbanc and $107,473.95 outstanding from Shopify. The Company received a $75,000 advance from PayPal in April. The Company has typically received additional advances as repayments are made.

The Company has an American Express account (unlimited) and Bank of America MasterCard account. As of March 31, 2022 the outstanding amount of the American Express was $168,216 and as of March 31, 2022 the outstanding amount of the Bank of America MasterCard was $58,444.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the near future. The Company may need to make capital expenditures for the improvement or change of existing tools and fixtures, if and when necessary. The Company may also have opportunities to build additional products, for which the Company may raise additional capital, and/or use a combination of cash on hand or financing.

Material Changes and Other Information
No knowledge of material changes

Trends and Uncertainties
The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer
Any securities sold pursuant to Regulation CF being may not be transferred by any purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such

Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons in addition to transactions disclosed in recent years:

Name of Entity: Dorrian Porter
Relationship to Company: 20% + owner
Nature / amount of interest in the transaction: As founder and CEO Dorrian Porter received no compensation from Vestaboard from 2015 to 2018, except the interest payable to Northern Imagination LLC (of which Mr. Porter is sole member) pursuant to a Line of Credit Agreement which has since been paid in full and terminated. Mr. Porter began receiving an annual salary of $200,000 commencing January 1, 2021. In January 2021, Mr.Porter received a $25,000 bonus from the Company. In December 2021, Mr. Porter received a $30,000 bonus from the Company. Mr. Porter has received additional advances in the form of a loan in 2020, 2021 and 2022, a portion of which has been forgiven in prior years. As of April 30, 2022, Mr. Porter owes $290,000 to the Company, including accrued interest calculated prior to 2021. Interest is calculated at a rate of 3% per annum on the outstanding amount. As these transactions represent arrangements among related parties, there is no guarantee that the terms, conditions, prices or interest rates represent market or arm's-length amounts.

The Company has complied with the reporting requirements of Regulation CF § 227.202.

Bad Actor Disclosure
None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Dorrian Porter
(Signature)

Dorrian Porter
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

(Signature)

Dorrian Porter
(Name)

CEO
(Title)

EXHIBITS

Exhibit A   Financial Statements

I, Dorrian Porter, the President & CEO of Vestaboard, Inc., hereby certify that the financial statements of Vestaboard, Inc. and notes thereto for the periods ending December 2021 included in this Form C-AR are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 30, 2022

Dorrian Porter, CEO
April 30, 2022

VESTABOARD, INC.

Unaudited Financial Statements (unaudited) for the calendar

Years Ended December 31, 2021 and 2020

VESTABOARD, INC.
BALANCE SHEET
As of December 31, 2021 and 2020
See Notes to the Financial Statements
(Unaudited)

		2021		2020
ASSETS				
Current Assets				
Cash and cash equivalents	$	281,706	$	308,501
Other current assets		2,450,049		2,397,231
Total current assets		2,731,755		2,705,732
Fixed assets, net of accumulated depreciation		50,851		10,561
Security deposits		16,052		2,000
Total Assets		2,798,658		2,718,293
LIABILITIES AND OWNERS' EQUITY				
Current Liabilities				
Accounts payable	$	1,158,606	$	784,197
Accrued expenses		286,709		229,254
Unearned revenue		2,282,595		4,203,251
Total Current Liabilities		3,727,909		5,216,702
Convertible Notes		2,044,721		-
Loan Payable		-		50,800
Total Liabilities		5,772,630		5,267,502
OWNERS' EQUITY				
Common Stock		48,464		1,233
Series CF		202,953		-
Series Seed		4,818,024		3,745,832
Retained deficit		(8,043,413)		(6,296,274)
Total Owners' Equity		(2,973,973)		(2,549,209)
Total Liabilities and Owners' Equity		2,798,658		2,718,293

VESTABOARD, INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2021 and 2020
See Notes to the Financial Statements
(Unaudited)

	2021	2020
Revenues	$ 7,909,885	$ 872,500
Less: Cost of goods sold	6,142,593	1,060,370
Gross Profit	1,767,292	(187,870)
Operating expenses		
General and administrative	894,642	351,878
Research and development	932,934	1,177,083
Sales and marketing	1,713,801	607,569
Total operating expenses	3,541,377	2,136,530
Net Operating Income (Loss)	(1,774,086)	(2,324,400)
Other income (loss)	21,093	(170,808)
Interest Income	5,854	3,946
Tax provision (benefit)	-	-
Net Income (Loss)	(1,747,139)	(2,491,262)

VESTABOARD, INC.
STATEMENT OF MEMBERS' EQUITY
For Years Ending December 31, 2021 and 2020
See Notes to the Financial Statements
(Unaudited)

	Common Stock	Retained Earnings	Total Members' Equity
Balance as of January 1, 2020	$ 225	$ (3,804,004)	$ (3,803,779)
Issuance of stock	3,745,832		3,745,832
Net Income (Loss)		(2,491,262)	(2,491,262)
Balance as of December 31, 2020	**3,746,057**	**(6,295,266)**	**(2,549,209)**
Issuance of stock	1,322,376		1,322,376
Net Income (Loss)		(1,747,139)	(1,747,139)
Balance as of December 31, 2021	**5,068,433**	**(8,042,405)**	**(2,973,973)**

VESTABOARD, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2021 and 2020
See Notes to the Financial Statements
(Unaudited)

	2021	2020
Operating Activities		
Net Income (Loss)	($1,747,139)	($2,491,262)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Add: Depreciation and amortization	-	-
Changes in operating asset and liabilities:		
(Increase) Decrease in other current assets	(52,819)	(2,393,031)
(Increase) Decrease in security deposits	(14,052)	(2,000)
Increase (Decrease) in accounts payable	374,408	496,173
Increase (Decrease) in accrued expenses	57,455	204,266
Increase (Decrease) in unearned revenue	(1,920,656)	1,676,981
Net cash used in operating activities	(3,302,802)	(2,508,873)
Investing Activities		
Purchase of fixed assets	(40,290)	(7,611)
Net cash used in investing activities	(40,290)	(7,611)
Financing Activities		
Pay down of SAFE instruments	-	(1,050,000)
Proceeds from loans	(50,800)	50,800
Proceeds from issuance of Convertible Notes	2,044,721	-
Proceeds from issuance of stock	1,322,376	3,745,832
Net change in cash from financing activities	3,316,297	2,746,632
Net change in cash and cash equivalents	(26,795)	230,148
Cash and cash equivalents at beginning of period	308,501	78,353
Cash and cash equivalents at end of period	281,706	308,501

VESTABOARD, INC.
NOTES TO FINANCIAL STATEMENTS See Accountant's Review Report
AS OF DECEMBER 31, 2021
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

Vestaboard, Inc. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on August 5, 2015. The Company is engaged in the development, design and direct-to-customer marketing of their smart messaging display product. The Company's headquarters are in San Francisco, California. The company began operations in 2015.

As of December 31, 2021, the Company had negative retained earnings and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 7). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9) and Rule 506(c) accredited investor offering and the receipt of funds from revenue producing activities. If the Company cannot secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021 and 2020, the Company had $281,706 and $308,501 of cash on hand, respectively.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation on Computer Hardware is provided using the double declining method, based on a useful life of five years. Depreciation on Industry Equipment is provided using the straight line method, based on a useful life of three years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2021 and 2020, the Company had net fixed assets of $50,851 and $10,561, respectively.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenues through the sale of its smart messaging display product and its accessories, to customers and records those revenues as products are shipped.

The Company has pre-sold its product through its direct-to-customer channel. The Company records the proceeds of its pre-sales as an unearned revenue liability. As of December 31, 2021 and 2020, the balance of unearned revenue of the Company totals $2.2 million and $4.2 million, respectively.

The Company delivered over 3,000 units in 2021 recording a revenue of $7.9 million. The Company started fulfilling/shipping the pre-sold products in the 4th quarter of 2020. The Company recorded a revenue of $872,500 from the products shipped to customers in the year ending December 31, 2020.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2021 the Company had $171,380.92 in accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

NOTE 3 – UNEARNED REVENUE AND PRE-SALE PROCEEDS

The Company has pre-sold its product through its direct-to-customer channel. The Company records the proceeds of its pre-sales as an unearned revenue liability until the product is delivered. As of December 31, 2021 and 2020, the balance of unearned revenue of the Company totaled $2.2 million and $4.2 million, respectively.

NOTE 4 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2020, 2019 and 2018. An income tax return extension has been filed for the period ended December 31, 2021. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 6 – EQUITY

The Company has two classes of stock – Common Stock and Series Seed. The Company converted the SAFE instruments as part of the Series Seed. The Company also incurred a fundraising cost of $166,268.07 for closing the Series Seed.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2015 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – RELATED PARTY TRANSACTIONS

Mr. Dorrian Porter is the majority shareholder of the Company. Northern Imagination LLC is a single member LLC in which Mr. Porter is the sole member. In April 2016 the Company entered into a Line of Credit Agreement with Northern Imagination LLC whereby the Company was enabled to borrow up to $200,000 from Northern Imagination LLC via promissory notes. The Agreement was amended December 2017 and terminated on April 2019. From April 2016 until April 2019 the Company borrowed and repaid a total of $217,723.66 (including accrued interest on any amounts outstanding under the promissory notes calculated at a rate of 7.5 percent). As of April 2019, the Company no longer owed any amounts to Northern Imagination.

As founder and CEO, Mr. Porter received no compensation from the Company from 2015 to 2018, except the interest payable to Northern Imagination LLC pursuant to the Line of Credit Agreement which has since been terminated.

In 2019, the Company agreed to advance funds to Mr. Porter for the following 12-month period as a loan, which could be forgivable after taking into account any compensation paid to Mr. Porter, if any for services provided. In 2019 the Company advanced to Mr. Porter an actual net amount of $110,208.92 as of December 31, 2019, including interest receivable. On December 31, 2019, the Company forgave 100 percent of the amount outstanding to Mr. Porter, including interest receivable. Mr. Porter received no other compensation from the Company in 2019.

In 2020 the Company advanced to Mr. Porter an actual net amount of $328,946.18 as of December 31, 2020, including interest receivable of $3,946.18, in the form of a loan. On December 31, 2020, the Company forgave $153,946.18 of the total amount outstanding to Mr. Porter, including interest receivable. Mr. Porter also received $25,000 in Bonus from the Company in 2020 in anticipation of his employment agreement with salary for 2021.

In 2021 the Company advanced to Mr. Porter an actual net amount of $57,053.60 bringing the total advanced as of December 31, 2021 to $232,053.60, including interest receivable of $3,946.18 [2020 interest] and $5,853.60 [2021 interest], in the form of a loan.

As these transactions represent arrangements among related parties, there is no guarantee that the terms, conditions, prices or interest rates represent market or arm's-length amounts.

NOTE 9 – SUBSEQUENT EVENTS

Crowdfunded Equity Offering

The Company is considering an equity offering (the "Crowdfunded Offering") with a minimum raise of $50,000. The Crowdfunded Offering will be made through StartEngine and its FINRA approved Regulation CF portal.

Additional Equity Offering

The Company is considering an equity offering in 2022 targeted at accredited investors. The company is attempting to raise a minimum of $2 million and up to $15 million maximum. This offering will be open to accredited investors.

Management's Evaluation

Management has evaluated subsequent events through March 31, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.